Exhibit 99.1

Ellomay Capital Reports Results for the Three and Nine Months Ended September 30, 2024

Tel-Aviv, Israel, Dec. 30, 2024 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, USA and Israel, today reported its unaudited consolidated financial results for the three and nine month periods ended September 30, 2024.

Financial Highlights

●	Total assets as of September 30, 2024 amounted to approximately €640 million, compared to total assets as of December 31, 2023 of approximately €612.9 million.

●	Revenues[1] for the three months ended September 30, 2024 were approximately €12.3 million, compared to revenues of approximately €15.4 million for the three months ended September 30, 2023. Revenues for the nine months ended September 30, 2024 were approximately €31.8 million, compared to revenues of approximately €40.4 million for the nine months ended September 30, 2023.

●	Profit from continuing operations for the three months ended September 30, 2024 was approximately €6.6 million, compared to profit from continuing operations of approximately €5.8 million for the three months ended September 30, 2023. Profit from continuing operations for the nine months ended September 30, 2024 was approximately €3.2 million, compared to profit from continuing operations of approximately €10.4 million for the nine months ended September 30, 2023.

●	Profit for the three months ended September 30, 2024 was approximately €6.6 million, compared to profit of approximately €5.9 million for the three months ended September 30, 2023. Profit for the nine months ended September 30, 2024 was approximately €3.3 million, compared to profit of approximately €10.4 million for the nine months ended September 30, 2023.

●	EBITDA for the three months ended September 30, 2024 was approximately €11 million, compared to EBITDA of approximately €11.6 million for the three months ended September 30, 2023. EBITDA for the nine months ended September 30, 2024 was approximately €17.6 million, compared to EBITDA of approximately €21.3 million for the nine months ended September 30, 2023. See below under “Use of Non-IFRS Financial Measures” for additional disclosure concerning EBITDA.

●	On December 31, 2023, the Company executed an agreement to sell its holdings in the 9 MW solar plant located in Talmei Yosef. The sale was consummated on June 3, 2024, and the net consideration received at closing was approximately NIS 42.6 million (approximately €10.6 million). In connection with the sale, the Company presents the results of this solar plant as a discontinued operation and the results for the three and nine months ended September 30, 2023 were adjusted accordingly.

Financial Overview for the Nine Months Ended September 30, 2024

●	Revenues[1] were approximately €31.8 million for the nine months ended September 30, 2024, compared to approximately €40.4 million for the nine months ended September 30, 2023. This decrease mainly results from a reduction in electricity prices in Spain between February and May 2024, partially offset by income generated by our 20 MW solar power plants in Italy which were connected to the grid during 2024. The decrease is also due to loss of revenues in connection with the fire near the Talasol Solar S.L. (300 MV solar) (“Talasol”) and Ellomay Solar S.L. (28 MV solar) (“Ellomay Solar”) facilities in Spain in July 2024. In connection with such loss of revenues, the Company recorded an amount of approximately €1.2 million as ‘other income’ for the nine months ended September 30, 2024, based on compensation expected to be received from the insurance for loss of income.

●	Operating expenses were approximately €14.5 million for the nine months ended September 30, 2024, compared to approximately €17.4 million for the nine months ended September 30, 2023. This decrease mainly results from a decrease in direct taxes on electricity production paid by the Company’s Spanish subsidiaries as a result of reduced electricity prices. The operating expenses of the Company’s Spanish subsidiaries for the nine months ended September 30, 2023 were impacted by the Spanish RDL 17/2022, which established the reduction of returns on the electricity generating activity of Spanish production facilities that do not emit greenhouse gases, accomplished through payments of a portion of the revenues by the production facilities to the Spanish government. The increased expenses during the nine months ended September 30, 2023 resulting from this impact, were partially offset by lower costs in connection with the acquisition of feedstock by our Dutch biogas plants. Depreciation and amortization expenses were approximately €12.3 million for the nine months ended September 30, 2024, compared to approximately €11.7 million for the nine months ended September 30, 2023.

[1]	The revenues presented in the Company’s financial results included in this press release are based on IFRS and do not take into account the adjustments included in the Company’s investor presentation.

●	Project development costs were approximately €3.3 million for the nine months ended September 30, 2024, compared to approximately €2.4 million for the nine months ended September 30, 2023. The increase in project development costs results mainly from increased consultancy expenses in connection with business development efforts.

●	General and administrative expenses were approximately €4.7 million for the nine months ended September 30, 2024, compared to approximately €4 million for the nine months ended September 30, 2023. The increase in general and administrative expenses is mostly due to higher consultancy expenses.

●	Share of profits of equity accounted investee, after elimination of intercompany transactions, was approximately €5.3 million for the nine months ended September 30, 2024, compared to approximately €4.6 million for the nine months ended September 30, 2023. The increase in share of profits of equity accounted investee was mainly due to the increase in revenues of Dorad Energy Ltd. due to higher quantities produced, partially offset by an increase in operating expenses in connection with the increased production.

●	Other income, net was approximately €2.9 million for the nine months ended September 30, 2024, compared to €0 for the nine months ended September 30, 2023. The income was recognized based on compensation expected to be received from insurance in connection with the fire near the Talasol and Ellomay Solar facilities in Spain in July 2024, net of impairment expenses related to the damaged fixed assets. The amount to be received due to loss of income is approximately €1.2 million.

●	Financing expense, net was approximately €2 million for the nine months ended September 30, 2024, compared to financing income, net of approximately €0.3 million for the nine months ended September 30, 2023. The increase in financing expenses, net, was mainly attributable to lower income resulting from exchange rate differences that amounted to approximately €5.2 million for the nine months ended September 30, 2024, compared to approximately €8 million for the nine months ended September 30, 2023, an aggregate change of approximately €2.8 million. The exchange rate differences were mainly recorded in connection with the New Israeli Shekel (“NIS”) cash and cash equivalents and the Company’s NIS denominated debentures and were caused by the 3.5% devaluation of the NIS against the euro during the nine months ended September 30, 2024, compared to a devaluation of 8% during the nine months ended September 30, 2023. The increase in financing expenses for the nine months ended September 30, 2024 was also due to increased interest expenses mainly resulting from the issuance of the Company’s Series F Debentures in January, April and August 2024. These increases in financing expenses were partially offset by an increase in financing income of approximately €2.6 million in connection with derivatives and warrants in the nine months ended September 30, 2024, compared to the nine months ended September 30, 2023.

●	Tax benefit was approximately €0.1 million for the nine months ended September 30, 2024, compared to a tax benefit of approximately €0.6 million for the nine months ended September 30, 2023.

●	Profit from continuing operations for the nine months ended September 30, 2024 was approximately €3.2 million, compared to profit from continuing operations of approximately €10.4 million for the nine months ended September 30, 2023.

●	Profit from discontinued operation (net of tax) for the nine months ended September 30, 2024 was approximately €80 thousand, compared to profit from discontinued operation of approximately €70 thousand for the nine months ended September 30, 2023.

●	Profit for the nine months ended September 30, 2024 was approximately €3.3 million, compared to a profit of approximately €10.4 million for the nine months ended September 30, 2023.

●	Total other comprehensive income was approximately €2.6 million for the nine months ended September 30, 2024, compared to total other comprehensive income of approximately €31.6 million for the nine months ended September 30, 2023. The change in total other comprehensive income mainly results from changes in fair value of cash flow hedges, including a material decrease in the fair value of the liability resulting from the financial power swap that covers approximately 80% of the output of the Talasol solar plant (the “Talasol PPA”). The Talasol PPA experienced a high volatility due to the substantial change in electricity prices in Europe. In accordance with hedge accounting standards, the changes in the Talasol PPA’s fair value are recorded in the Company’s shareholders’ equity through a hedging reserve and not through the accumulated deficit/retained earnings. The changes do not impact the Company’s consolidated net profit/loss or the Company’s consolidated cash flows.

●	Total comprehensive income was approximately €5.9 million for the nine months ended September 30, 2024, compared to total comprehensive income of approximately €42 million for the nine months ended September 30, 2023.

●	Net cash provided by operating activities was approximately €5.5 million for the nine months ended September 30, 2024, compared to approximately €16.8 million for the nine months ended September 30, 2023. The decrease in net cash provided by operating activities for the nine months ended September 30, 2024, is mainly due to the decrease in electricity prices in Spain. In addition, during the year ended December 31, 2023, the Company’s Dutch biogas plants elected to temporarily exit the subsidy regime and sell the gas at market prices and during the year ended December 31, 2024 these plants returned to the subsidy regime. Under the subsidy regime, plants are entitled to monthly advances on subsidies based on the production during the previous year. As no subsidies were paid to the Company’s Dutch biogas plants for 2023, these plants entitled to low advance payments for 2024 and the payment for gas produced by the plants during 2024 is expected to be received until July 2025 and reflected accordingly in the Company’s cash flow from operations.

CEO Review Third Quarter 2024

Revenues in the first nine months of 2024 were approximately €31.8 million, compared to revenues of approximately €41.5 million in the corresponding nine months last year. The decrease in revenues was mainly due to the electricity prices in Spain, which were low and even sometimes negative during the first half of 2024. A decrease of approximately €1.2 million in revenues was recorded due to fire damage that occurred in July 2024 in our projects in Spain. This amount is covered by income loss insurance and therefore recognized as other income during the period.

Operating expenses in the first nine months of 2024 decreased by approximately €3 million compared to the corresponding period last year. Project development expenses in the first nine months of 2024 increased by approximately €0.7 million compared to the corresponding period last year. Project development expenses for 2024 included non-recurring expenses of approximately €0.5 million in connection with the cancellation of a guarantee.

Activity in Spain:

The electricity prices in the third quarter of 2024 increased and stabilized on the projected seasonal price. The revenues from the sale of electricity in the first nine months of 2024 were approximately €18.7 million compared to approximately €27.5 million in the corresponding period last year. The decrease is primarily attributable to the low/negative electricity prices in the first half of 2024, as well as the fire damage.

Activity of Dorad:

In the first nine months of 2024, the Dorad power plant recorded an increase in profit, with net profit of approximately NIS 256 million, an increase of approximately NIS 40 million compared to the corresponding period last year. The Dorad power station received the approval of the National Infrastructures Committee and a positive connection survey to increase the capacity by an additional 650 MW.

Activity in the USA:

In the USA, the development and construction activities of solar projects are progressing at a rapid pace and the construction of the first four projects, with a total capacity of approximately 49 MW, began in early 2024. The construction of two projects (in an aggregate capacity of approximately 27 MW) is nearing completion and their connection to the electricity grid is expected in the near future. The additional two projects (in an aggregate capacity of approximately 22 MW) are under construction and are expected to connect by April 2025. Additional projects with an aggregate capacity of approximately 50 MW are under development and are intended for construction in 2025. The Company executed an agreement to sell the tax credits of the first four projects for approximately $19 million.

Activity in Italy:

The Company has a portfolio of 462 MW solar projects in Italy of which 20 MW are operating and 18 MW finished construction and are awaiting connection to the grid. 195 MW of additional projects are ready to build and 229 MW are under advanced development. Revenues from sale of electricity in Italy in the third quarter of 2024 were approximately €1.7 million, all from the 20 MW that are connected to the grid. The Company executed construction agreements with the EPC contractor for 160 MW that are ready to build, the commencement of construction is expected during the first quarter of 2025 and the construction is expected to take approximately 18 months. The EPC agreements are conditioned, among other things, on the execution of a financing agreement, and the financing agreement with a European institutional investor for the financing of the construction of 198 MW (including the connected projects, the project under construction and the projects for which the EPC agreements were executed) previously reported is expected to be executed during January 2025.

New legislation in Italy prohibits the establishment of new projects on agricultural land. This prohibition increases the value of the Company’s portfolio, which is not subject to the prohibition or located on agricultural land. The Company estimates that new possibilities are emerging for obtaining a PPA in Italy, therefore it expects that project financing will be possible more easily and at lower costs.

Activity in Israel:

The Manara Cliff Pumped Storage Project (Company’s share is 83.34%): A project with a capacity of 156 MW, which is in advanced construction stages. The Iron Swords War, which commenced on October 7, 2023, stopped the construction work on the project. The project has protection from the state for damages and losses due to the war within the framework of the tariff regulation (covenants that support financing). The project was expected to reach commercial operation during the first half of 2027 and the continuation of the Iron Swords war will cause a delay in the date of activation. The Israeli Electricity Authority currently approved a postponement of sixteen months of the dates for the project. The Company and its partner in the project, Ampa, invested the equity required for the project (other than linkage differences), and the remainder of the funding is from a consortium of lenders led by Mizrahi Bank, at a scope of approximately NIS 1.18 billion.

Development of Solar licenses combined with storage:

1.	The Komemiyut and Qelahim Projects: each intended for 21 solar MW and 50 MW / hour batteries. The sale of electricity will be conducted through a private supplier. Commencement of construction is planned for the first quarter of 2025.

The Company waived the rights it won in a solar / battery tender process in connection with these projects and therefore paid a forfeiture of guarantee in the amount of NIS 1.8 million and is in advanced negotiations with a local supplier for the execution of a long-term PPA.

2.	The Talmei Yosef Project: intended for 10 solar MW and 22 MW / hour batteries. The request for zoning approval was approved in the fourth quarter of 2023.

3.	The Talmei Yosef Storage Project in Batteries: there is a zoning approval for approximately 400 MW / hour. The project is designed for the regulation of high voltage storage.

The Company also has approximately 46 solar MW under preliminary planning stages.

Activity in the Netherlands:

During the first nine months of 2024, high production levels were maintained in the Company’s three biogas plants. In addition, significant progress was made in the process of obtaining the licenses to increase production by about 50% in each of the Company’s plants. Increasing production will require relatively small investments and is expected to significantly increase income and EBITDA. Following the directive of the European Union to act to significantly increase the production of greed gas, the Dutch parliament approved the legislation mandating the obligation to mix green gas with fossil gas , which will become effective commencing January 1, 2026. This legislation is expected to have a positive effect on the prices of green gas and the price of the accompanying green certificates.

Use of Non-IFRS Financial Measures

EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s operating performance and to enable comparability between periods. While the Company considers EBITDA to be an important measure of comparative operating performance, EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. EBITDA does not take into account the Company’s commitments, including capital expenditures and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measure presented by other companies. The Company’s EBITDA may not be indicative of the Company’s historic operating results; nor is it meant to be predictive of potential future results. The Company uses this measure internally as performance measure and believes that when this measure is combined with IFRS measure it add useful information concerning the Company’s operating performance. A reconciliation between results on an IFRS and non-IFRS basis is provided on page 14 of this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay Capital focuses its business in the renewable energy and power sectors in Europe, USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and approximately 20 MW of operating solar power plants in Italy;

●	9.375% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850MW, representing about 6%-8% of Israel’s total current electricity consumption;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	A solar plant (18 MW) under construction in Italy;

●	Solar projects in Italy with an aggregate capacity of 195 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of 49 MW that are under construction.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, regulatory changes increases in interest rates and inflation, changes in the supply and prices of resources required for the operation of the Company’s facilities (such as waste and natural gas) and in the price of oil, the impact of the war and hostilities in Israel and Gaza, the impact of the continued military conflict between Russia and Ukraine, technical and other disruptions in the operations or construction of the power plants owned by the Company and general market, political and economic conditions in the countries in which the Company operates, including Israel, Spain, Italy and the United States. These and other risks and uncertainties associated with the Company’s business are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Financial Position

	September 30,	December 31,	September 30,
	2024	2023	2024
	€ in thousands		Convenience Translation into US$ in thousands*
Assets
Current assets:
Cash and cash equivalents	48,456	51,127	54,234
Short term deposits	2,408	997	2,695
Restricted cash	729	810	816
Intangible asset from green certificates	337	553	377
Trade and other receivables	17,796	11,717	19,918
Derivatives asset short-term	332	275	372
Assets of disposal groups classified as held for sale	-	28,297	-
	70,058	93,776	78,412
Non-current assets
Investment in equity accounted investee	34,990	31,772	39,162
Advances on account of investments	1,061	898	1,188
Fixed assets	448,381	407,982	501,848
Right-of-use asset	31,900	30,967	35,704
Restricted cash and deposits	17,189	17,386	19,239
Deferred tax	6,921	8,677	7,746
Long term receivables	11,826	10,446	13,236
Derivatives	17,683	10,948	19,792
	569,951	519,076	637,915
Total assets	640,009	612,852	716,327

Liabilities and Equity
Current liabilities
Current maturities of long-term bank loans	20,060	9,784	22,452
Current maturities of other long-term loans	5,000	5,000	5,596
Current maturities of debentures	32,756	35,200	36,662
Trade payables	8,953	5,249	10,021
Other payables	11,842	10,859	13,254
Current maturities of derivatives	341	4,643	382
Current maturities of lease liabilities	756	700	846
Liabilities of disposal groups classified as held for sale	-	17,142	-
Warrants	1,146	84	1,283
	80,854	88,661	90,496
Non-current liabilities
Long-term lease liabilities	25,330	23,680	28,350
Long-term bank loans	243,330	237,781	272,346
Other long-term loans	29,775	29,373	33,326
Debentures	125,958	104,887	140,978
Deferred tax	2,502	2,516	2,800
Other long-term liabilities	851	855	952
Derivatives	341	-	382
	428,087	399,092	479,134
Total liabilities	508,941	487,753	569,630

Equity
Share capital	25,613	25,613	28,667
Share premium	86,250	86,159	96,535
Treasury shares	(1,736)	(1,736)	(1,943)
Transaction reserve with non-controlling Interests	5,697	5,697	6,376
Reserves	2,984	4,299	3,340
Accumulated deficit	(367)	(5,037)	(411)
Total equity attributed to shareholders of the Company	118,441	114,995	132,564
Non-Controlling Interest	12,627	10,104	14,133
Total equity	131,068	125,099	146,697
Total liabilities and equity	640,009	612,852	716,327

*	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US$ 1.119)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2024	2023*	2024	2023*	2023	2024
	Unaudited				Audited	Unaudited
	€ in thousands (except per share data)					Convenience Translation into US$**
Revenues	12,333	15,411	31,789	40,410	48,834	35,580
Operating expenses	(4,982)	(5,556)	(14,505)	(17,401)	(22,861)	(16,235)
Depreciation and amortization expenses	(4,111)	(3,921)	(12,342)	(11,747)	(16,012)	(13,814)
Gross profit	3,240	5,934	4,942	11,262	9,961	5,531

Project development costs	(1,030)	(248)	(3,311)	(2,440)	(4,465)	(3,706)
General and administrative expenses	(1,645)	(1,147)	(4,679)	(3,963)	(5,283)	(5,237)
Share of profits of equity accounted investee	3,486	3,058	5,295	4,599	4,320	5,926
Other income, net	2,885	-	2,885	-	-	3,229
Operating profit	6,936	7,597	5,132	9,458	4,533	5,743

Financing income	4,553	1,529	6,977	9,694	8,747	7,809
Financing income (expenses) in connection with derivatives and warrants, net	(90)	391	2,762	(85)	251	3,091
Financing expenses in connection with projects finance	(1,693)	(1,554)	(4,646)	(4,612)	(6,077)	(5,200)
Financing expenses in connection with debentures	(1,486)	(1,028)	(5,048)	(2,868)	(3,876)	(5,650)
Interest expenses on minority shareholder loan	(528)	(540)	(1,616)	(1,473)	(2,014)	(1,809)
Other financing expenses	(145)	(12)	(428)	(381)	(588)	(479)
Financing income (expenses), net	611	(1,214)	(1,999)	275	(3,557)	(2,238)

Profit before taxes on income	7,547	6,383	3,133	9,733	976	3,505
Tax benefit (taxes on income)	(916)	(579)	72	637	1,436	81
Profit for the period from continuing operations	6,631	5,804	3,205	10,370	2,412	3,586
Profit (loss) from discontinued operation (net of tax)	-	73	79	70	(1,787)	88
Profit for the period	6,631	5,877	3,284	10,440	625	3,674
Profit attributable to:
Owners of the Company	6,104	5,233	4,670	10,709	2,219	5,227
Non-controlling interests	527	644	(1,386)	(269)	(1,594)	(1,553)
Profit for the period	6,631	5,877	3,284	10,440	625	3,674
Other comprehensive income (loss) item that after initial recognition in comprehensive income (loss) were or will be transferred to profit or loss:
Foreign currency translation differences for foreign operations	(4,719)	(930)	(5,152)	(9,183)	(7,949)	(5,766)
Foreign currency translation differences for foreign operations that were recognized in profit or loss	-	-	255	-	-	285
Effective portion of change in fair value of cash flow hedges	286	5,949	9,412	50,149	39,431	10,534
Net change in fair value of cash flow hedges transferred to profit or loss	1,363	(4,580)	(1,921)	(9,389)	9,794	(2,150)
Total other comprehensive income (loss)	(3,070)	439	2,594	31,577	41,276	2,903

Total other comprehensive income (loss) attributable to:
Owners of the Company	(4,020)	(296)	(1,315)	11,759	16,931	(1,472)
Non-controlling interests	950	735	3,909	19,818	24,345	4,375
Total other comprehensive income (loss) for the period	(3,070)	439	2,594	31,577	41,276	2,903
Total comprehensive income for the period	3,561	6,316	5,878	42,017	41,901	6,577

Total comprehensive income attributable to:
Owners of the Company	2,084	4,937	3,355	22,468	19,150	3,755
Non-controlling interests	1,477	1,379	2,523	19,549	22,751	2,822
Total comprehensive income for the period	3,561	6,316	5,878	42,017	41,901	6,577

*	The results of the Talmei Yosef solar plant have been reclassified as a discontinued operation and the results for these periods have been adjusted accordingly
**	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US $ 1.119)

Ellomay Capital Ltd. and its Subsidiaries

Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income (cont’d)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2024	2023	2024	2023	2023	2024
	Unaudited				Audited	Unaudited
	€in thousands (except per share data)					Convenience Translation into US$*
Basic profit per share	0.47	0.41	0.36	0.83	0.17	0.40
Diluted profit per share	0.47	0.41	0.36	0.83	0.17	0.40

Basic profit per share continuing operations	0.47	0.41	0.35	0.84	0.31	0.39
Diluted profit per share continuing operations	0.47	0.41	0.35	0.84	0.31	0.39

Basic profit per share discontinued operation	-	0.01	0.01	0.01	(0.14)	0.01
Diluted profit per share discontinued operation	-	0.01	0.01	0.01	(0.14)	0.01

*	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US$ 1.119)

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings (accumulated Deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the nine months ended
September 30, 2024 (unaudited):
Balance as at January 1, 2024	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099
Profit (loss) for the period	-	-	4,670	-	-	-	-	4,670	(1,386)	3,284
Other comprehensive profit (loss) for the period	-	-	-	-	(4,762)	3,447	-	(1,315)	3,909	2,594
Total comprehensive profit (loss) for the period	-	-	4,670	-	(4,762)	3,447	-	3,355	2,523	5,878
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	91	-	-	-	-	-	91	-	91
Balance as at September 30, 2024	25,613	86,250	(367)	(1,736)	(4,377)	7,361	5,697	118,441	12,627	131,068

For the nine months ended September 30, 2023 (unaudited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the period	-	-	10,709	-	-	-	-	10,709	(269)	10,440
Other comprehensive income (loss) for the period	-	-	-	-	(8,771)	20,530	-	11,759	19,818	31,577
Total comprehensive income (loss) for the period	-	-	10,709	-	(8,771)	20,530	-	22,468	19,549	42,017
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	93	-	-	-	-	-	93	-	93
Balance as at September 30, 2023	25,613	86,131	3,453	(1,736)	(801)	(72)	5,697	118,285	6,902	125,187

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Retained earnings (accumulated Deficit)	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	€ in thousands
For the year ended December 31, 2023 (audited):
Balance as at January 1, 2023	25,613	86,038	(7,256)	(1,736)	7,970	(20,602)	5,697	95,724	(12,647)	83,077
Profit (loss) for the year	-	-	2,219	-	-	-	-	2,219	(1,594)	625
Other comprehensive loss for the year	-	-	-	-	(7,585)	24,516	-	16,931	24,345	41,276
Total comprehensive loss for the year	-	-	2,219	-	(7,585)	24,516	-	19,150	22,751	41,901
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	121	-	-	-	-	-	121	-	121
Balance as at December 31, 2023	25,613	86,159	(5,037)	(1,736)	385	3,914	5,697	114,995	10,104	125,099

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Changes in Equity (cont’d)

			Attributable to shareholders of the Company
	Share capital	Share premium	Accumulated deficit	Treasury shares	Translation reserve from foreign operations	Hedging Reserve	Interests Transaction reserve with non-controlling Interests	Total	Non- controlling Interests	Total Equity
	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US$ 1.119)
For the nine months ended September 30, 2024 (unaudited):
Balance as at January 1, 2024	28,667	96,433	(5,638)	(1,943)	431	4,381	6,376	128,707	11,311	140,018
Profit (loss) for the period	-	-	5,227	-	-	-	-	5,227	(1,553)	3,674
Other comprehensive loss for the period	-	-	-	-	(5,330)	3,858	-	(1,472)	4,375	2,903
Total comprehensive loss for the period	-	-	5,227	-	(5,330)	3,858	-	3,755	2,822	6,577
Transactions with owners of the Company, recognized directly in equity:
Share-based payments	-	102	-	-	-	-	-	102	-	102
Balance as at September 30, 2024	28,667	96,535	(411)	(1,943)	(4,899)	8,239	6,376	132,564	14,133	146,697

Ellomay Capital Ltd. and its Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Cash Flow

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2024	2023	2024	2023	2023	2024
	€in thousands					Convenience Translation into US$*
Cash flows from operating activities
Profit for the period	6,631	5,877	3,284	10,440	625	3,674
Adjustments for:
Financing income (expenses), net	(611)	958	1,595	(598)	3,034	1,786
Profit (loss) from settlement of derivatives contract	(149)	-	50	-	-	56
Impairment losses on assets of disposal groups classified as held-for-sale	-	-	405	-	2,565	453
Depreciation and amortization	4,111	4,031	12,390	12,095	16,473	13,868
Share-based payment transactions	30	31	91	93	121	102
Share of profits of equity accounted investees	(3,486)	(3,058)	(5,295)	(4,599)	(4,320)	(5,926)
Payment of interest on loan from an equity accounted investee	-	1,468	-	1,468	1,501	-
Change in trade receivables and other receivables	(4)	457	(3,218)	1,015	(302)	(3,602)
Change in other assets	871	(595)	876	(750)	(681)	980
Change in receivables from concessions project	-	683	793	1,519	1,778	888
Change in trade payables	554	1,696	(79)	287	(45)	(88)
Change in other payables	(2,052)	(126)	(293)	257	(2,235)	(328)
Income tax expense (tax benefit)	916	742	(77)	(461)	(1,852)	(87)
Income taxes refund (paid)	(133)	(419)	346	(439)	(912)	387
Interest received	226	1,059	1,932	2,412	2,936	2,162
Interest paid	(1,827)	(1,286)	(7,255)	(5,950)	(10,082)	(8,120)
	(1,554)	5,641	2,261	6,349	7,979	2,531
Net cash provided by operating activities	5,077	11,518	5,545	16,789	8,604	6,205

Cash flows from investing activities
Acquisition of fixed assets	(30,453)	(24,015)	(50,046)	(51,483)	(58,848)	(56,014)
Interest paid capitalized to fixed assets	(507)	-	(1,628)	-	(2,283)	(1,822)
Proceeds from sale of investments	-	-	9,267	-	-	10,372
Repayment of loan by an equity accounted investee	-	103	-	103	1,324	-
Loan to an equity accounted investee	-	-	-	(68)	(128)	-
Advances on account of investments	(109)	-	(163)	(421)	(421)	(182)
Proceeds from advances on account of investments	-	2,277	-	1,921	2,218	-
Proceeds in marketable securities	-	-	-	2,837	2,837	-
Investment in settlement of derivatives, net	65	-	224	-	-	251
Proceeds from restricted cash, net	38	-	157	893	840	176
Proceeds from (investment in) short term deposit	79	165	(1,404)	(1,092)	(1,092)	(1,571)
Net cash used in investing activities	(30,887)	(21,470)	(43,593)	(47,310)	(55,553)	(48,790)

Cash flows from financing activities
Issuance of warrants	-	-	3,735	-	-	4,180
Cost associated with long-term loans	(545)	(481)	(2,011)	(1,187)	(1,877)	(2,251)
Payment of principal of lease liabilities	(179)	(189)	(665)	(966)	(1,156)	(744)
Proceeds from long-term loans	8,829	-	19,307	21,370	32,157	21,609
Repayment of long-term loans	(441)	(517)	(7,108)	(6,990)	(12,736)	(7,956)
Repayment of Debentures	-	-	(35,845)	(17,763)	(17,763)	(40,119)
Proceeds from issuance of Debentures, net	11,966	-	57,756	55,808	55,808	64,643
Net cash provided by (used in) financing activities	19,630	(1,187)	35,169	50,272	54,433	39,362

Effect of exchange rate fluctuations on cash and cash equivalents	(1,408)	(632)	(220)	(4,110)	(2,387)	(246)
Increase (decrease) in cash and cash equivalents	(7,588)	(11,771)	(3,099)	15,641	5,097	(3,469)
Cash and cash equivalents at the beginning of the period	56,044	73,870	51,127	46,458	46,458	57,224
Cash from (used in) disposal groups classified as held-for-sale	-	(430)	428	(430)	(428)	479
Cash and cash equivalents at the end of the period	48,456	61,669	48,456	61,669	51,127	54,234

*	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US$ 1.119)

Ellomay Capital Ltd. and its Subsidiaries

Operating Segments (Unaudited)

	Italy	Spain			USA	Netherlands	Israel
		Subsidized Solar	28 MW	Talasol				Manara Pumped		Total reportable		Total
	Solar	Plants	Solar	Solar	Solar	Biogas	Dorad	Storage	Solar*	Segments	Reconciliations	Consolidated
	For the nine months ended September 30, 2024
	€ in thousands
Revenues	1,727	2,118	1,294	15,249	-	11,401	55,123	-	278	87,190	(55,401)	31,789
Operating expenses	(19)	(415)	(473)	(3,648)	-	(9,950)	(39,585)	-	(142)	(54,232)	39,727	(14,505)
Depreciation and amortization expenses	(1)	(689)	(838)	(8,613)	-	(2,184)	(4,280)	-	(48)	(16,653)	4,311	(12,342)
Gross profit (loss)	1,707	1,014	(17)	2,988	-	(733)	11,258	-	88	16,305	(11,363)	4,942

Adjusted gross profit (loss)	1,707	1,014	(17)	2,988	-	(733)	11,258	-	317 [2]	16,534	(11,592)	4,942
Project development costs												(3,311)
General and administrative expenses												(4,679)
Share of income of equity accounted investee												5,295
Other income, net												2,885
Operating profit												5,132
Financing income												6,977
Financing income in connection with derivatives and warrants, net												2,762
Financing expenses in connection with projects finance												(4,646)
Financing expenses in connection with debentures												(5,048)
Interest expenses on minority shareholder loan												(1,616)
Other financing expenses												(428)
Financing expenses, net												(1,999)
Profit before taxes on income												3,133

Segment assets as at September 30, 2024	61,622	12,874	19,953	231,779	46,915	31,066	104,942	172,774	-	681,925	(41,916)	640,009

*	The results of the Talmei Yosef solar plant are presented as a discontinued operation.

[2]	The gross profit of the Talmei Yosef solar plant located in Israel is adjusted to include income from the sale of electricity (approximately €1,264 thousand) and depreciation expenses (approximately €757 thousand) under the fixed asset model, which were not recognized as revenues and depreciation expenses, respectively, under the financial asset model as per IFRIC 12.

Ellomay Capital Ltd. and its Subsidiaries

Reconciliation of Profit to EBITDA (Unaudited)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31,	For the nine months ended September 30,
	2024	2023	2024	2023	2023	2024
	€ in thousands					Convenience Translation into US$ in thousands*
Net profit for the period	6,631	5,877	3,284	10,440	625	3,674
Financing (income) expenses, net	(611)	1,214	1,999	(275)	3,557	2,238
Taxes on income (Tax benefit)	916	579	(72)	(637)	(1,436)	(81)
Depreciation and amortization	4,111	3,921	12,342	11,747	16,012	13,814
EBITDA	11,047	11,591	17,553	21,275	18,758	19,645

*	Convenience translation into US$ (exchange rate as at September 30, 2024: euro 1 = US$ 1.119)

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders

Financial Covenants

Pursuant to the Deeds of Trust governing the Company’s Series C, Series D, Series E and Series F Debentures (together, the “Debentures”), the Company is required to maintain certain financial covenants. For more information, see Items 4.A and 5.B of the Company’s Annual Report on Form 20-F submitted to the Securities and Exchange Commission on April 18, 2024, and below.

Net Financial Debt

As of September 30, 2024, the Company’s Net Financial Debt, (as such term is defined in the Deeds of Trust of the Company’s Debentures), was approximately €115 million (consisting of approximately €303.23 million of short-term and long-term debt from banks and other interest bearing financial obligations, approximately €165.94 million in connection with the Series C Debentures issuances (in July 2019, October 2020, February 2021 and October 2021), the Series D Convertible Debentures issuance (in February 2021), the Series E Secured Debentures issuance (in February 2023) and the Series F Debentures issuance (in January 2024, April 2024 and August 2024)), net of approximately €50.9 million of cash and cash equivalents, short-term deposits and marketable securities and net of approximately €303.25 million of project finance and related hedging transactions of the Company’s subsidiaries). The Net Financial Debt and other information included in this disclosure do not include the private placement of Series F Debentures consummated in November 2024.

Discussion concerning Warning Signs

Upon the issuance of the Company’s Debentures, the Company undertook to comply with the “hybrid model disclosure requirements” as determined by the Israeli Securities Authority and as described in the Israeli prospectuses published in connection with the public offering of the company’s Debentures. This model provides that in the event certain financial “warning signs” exist in the Company’s consolidated financial results or statements, and for as long as they exist, the Company will be subject to certain disclosure obligations towards the holders of the Company’s Debentures.

One possible “warning sign” is the existence of a working capital deficiency if the Company’s Board of Directors does not determine that the working capital deficiency is not an indication of a liquidity problem. In examining the existence of warning signs as of September 30, 2024, the Company’s Board of Directors noted the working capital deficiency as of September 30, 2024, in the amount of approximately €10.8 million. The Company’s Board of Directors reviewed the Company’s financial position, outstanding debt obligations and the Company’s existing and anticipated cash resources and uses and determined that the existence of a working capital deficiency as of September 30, 2024, does not indicate a liquidity problem. In making such determination, the Company’s Board of Directors noted the following: (i) the issuance of additional Series F Debentures in consideration for approximately NIS 62.2 million, which was completed after September 30, 2024 and therefore not reflected on the Company’s balance sheet, (ii) the execution of the agreement to sell tax credits in connection with the US solar projects, which is expected to contribute approximately $19 million during the next twelve months, and (iii) the positive cash flow generated by the Company’s operating subsidiaries during the year ended December 31, 2023 and the nine months ended September 30, 2024.

[3]	The amount of short-term and long-term debt from banks and other interest-bearing financial obligations provided above, includes an amount of approximately €4.7 million costs associated with such debt, which was capitalized and therefore offset from the debt amount that is recorded in the Company’s balance sheet.

[4]	The amount of the debentures provided above includes an amount of approximately €6.8 million associated costs, which was capitalized and discount or premium and therefore offset from the debentures amount that is recorded in the Company’s balance sheet. This amount also includes the accrued interest as at September 30, 2024 in the amount of approximately €0.4 million.

[5]	The project finance amount deducted from the calculation of Net Financial Debt includes project finance obtained from various sources, including financing entities and the minority shareholders in project companies held by the Company (provided in the form of shareholders’ loans to the project companies).

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series C Debenture Holders

The Deed of Trust governing the Company’s Series C Debentures (as amended on June 6, 2022, the “Series C Deed of Trust”), includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for two consecutive quarters is a cause for immediate repayment. As of September 30, 2024, the Company was in compliance with the financial covenants set forth in the Series C Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series C Deed of Trust) was approximately €118.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 49.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA,6 was 8.7

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series C Deed of Trust) for the four-quarter period ended September 30, 2024:

For the four-quarter period ended September 30, 2024[7]
Unaudited
€ in thousands
Loss for the period	(8,239)
Financing expenses, net	5,831
Taxes on income	(871)
Depreciation and amortization expenses	16,607
Share-based payments	119
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	875
Adjusted EBITDA as defined the Series C Deed of Trust	14,322

[6]	The term “Adjusted EBITDA” is defined in the Series C Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef solar plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments. The Series C Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series C Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[7]	The Deed of Trust governing our Series C Debentures provides that in the event the original accounting standards (i.e., the accounting standards applicable to the Company’s financial results for March 31, 2019), undergo a “material revision” (defined as a change of at least 10% in the aggregate between the calculation of financial covenants according to the revised accounting standards compared to the original accounting standards), the financial covenants will be implemented based on the original accounting standards. Subsequent to the issuance of the Series C Debentures, the Company implemented an amendment to IAS 16 (“Property, Plant and Equipment”), which requires the Company to recognize revenues from newly connected solar facilities commencing the connection to the grid and not commencing PAC as required under the original accounting standards. Therefore, the Company’s Adjusted EBITDA based on current accounting standards includes the results of solar plants in Italy that were connected to the grid during the nine months ended September 30, 2024 but have not achieved PAC as of September 30, 2024. As the change between the ratio of Net Financial Debt to Adjusted EBITDA based on current accounting standards, compared to the same ratio based on the original accounting standards constitutes a “material change” as of September 30, 2024, the Company provides herein the calculation of Adjusted EBITDA and Net Financial Debt to Adjusted EBITDA based on the original accounting standards, by eliminating the results of the Italian solar facilities from the calculation of Adjusted EBITDA.

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series D Debenture Holders

The Deed of Trust governing the Company’s Series D Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series D Deed of Trust is a cause for immediate repayment. As of September 30, 2024, the Company was in compliance with the financial covenants set forth in the Series D Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series D Deed of Trust) was approximately €118.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 49.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA8 was 8.9

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series D Deed of Trust) for the four-quarter period ended September 30, 2024:

For the four-quarter period ended September 30, 2024[9]
Unaudited
€ in thousands
Loss for the period	(8,239)
Financing expenses, net	5,831
Taxes on income	(871)
Depreciation and amortization expenses	16,607
Share-based payments	119
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	875
Adjusted EBITDA as defined the Series D Deed of Trust	14,322

[8]	The term “Adjusted EBITDA” is defined in the Series D Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series D Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series D Deed of Trust). The Series D Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series D Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[9]	The Deed of Trust governing our Series D Debentures provides that in the event the original accounting standards (i.e., the accounting standards applicable to the Company’s financial results for September 30, 2020), undergo a “material revision” (defined as a change of at least 7.5% in the aggregate between the calculation of financial covenants according to the revised accounting standards compared to the original accounting standards), the financial covenants will be implemented based on the original accounting standards. Subsequent to the issuance of the Series D Debentures, the Company implemented an amendment to IAS 16 (“Property, Plant and Equipment”), which requires the Company to recognize revenues from newly connected solar facilities commencing the connection to the grid and not commencing PAC as required under the original accounting standards. Therefore, the Company’s Adjusted EBITDA based on current accounting standards includes the results of solar plants in Italy that were connected to the grid during the nine months ended September 30, 2024 but have not achieved PAC as of September 30, 2024. As the change between the ratio of Net Financial Debt to Adjusted EBITDA based on current accounting standards, compared to the same ratio based on the original accounting standards constitutes a “material change” as of September 30, 2024, the Company provides herein the calculation of Adjusted EBITDA and Net Financial Debt to Adjusted EBITDA based on the original accounting standards, by eliminating the results of the Italian solar facilities from the calculation of Adjusted EBITDA.

Ellomay Capital Ltd.

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series E Debenture Holders

The Deed of Trust governing the Company’s Series E Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series E Deed of Trust is a cause for immediate repayment. As of September 30, 2024, the Company was in compliance with the financial covenants set forth in the Series E Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series E Deed of Trust) was approximately €118.5 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 49.2%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA10 was 6.6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series E Deed of Trust) for the four-quarter period ended September 30, 2024:

For the four-quarter period ended September 30, 2024
Unaudited
€ in thousands
Loss for the period	(6,531)
Financing expenses, net	5,831
Taxes on income	(871)
Depreciation and amortization expenses	16,607
Share-based payments	119
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	875
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[11]	1,428
Adjusted EBITDA as defined the Series E Deed of Trust	17,458

In connection with the undertaking included in Section 3.17.2 of Annex 6 of the Series E Deed of Trust, no circumstances occurred during the reporting period under which the rights to loans provided to Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd. (“Ellomay Luzon Energy”)), which were pledged to the holders of the Company’s Series E Debentures, will become subordinate to the amounts owed by Ellomay Luzon Energy to Israel Discount Bank Ltd.

As of September 30, 2024, the value of the assets pledged to the holders of the Series E Debentures in the Company’s books (unaudited) is approximately €35 million (approximately NIS 145.3 million based on the exchange rate as of such date).

[10]	The term “Adjusted EBITDA” is defined in the Series E Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series E Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series E Deed of Trust). The Series E Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series E Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of NON-IFRS Financial Measures.”

[11]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the nine months ended September 30, 2024. As these solar plants have not reached PAC (Preliminary Acceptance Certificate) as of September 30, 2024, the Company recorded revenues and only direct expenses in connection with these solar plants. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.

Ellomay Capital Ltd. and its Subsidiaries

Information for the Company’s Debenture Holders (cont’d)

Information for the Company’s Series F Debenture Holders

The Deed of Trust governing the Company’s Series F Debentures includes an undertaking by the Company to maintain certain financial covenants, whereby a breach of such financial covenants for the periods set forth in the Series F Deed of Trust is a cause for immediate repayment. As of September 30, 2024, the Company was in compliance with the financial covenants set forth in the Series F Deed of Trust as follows: (i) the Company’s Adjusted Shareholders’ Equity (as defined in the Series F Deed of Trust) was approximately €118.1 million, (ii) the ratio of the Company’s Net Financial Debt (as set forth above) to the Company’s CAP, Net (defined as the Company’s Adjusted Shareholders’ Equity plus the Net Financial Debt) was 49.3%, and (iii) the ratio of the Company’s Net Financial Debt to the Company’s Adjusted EBITDA12 was 6.6.

The following is a reconciliation between the Company’s loss and the Adjusted EBITDA (as defined in the Series F Deed of Trust) for the four-quarter period ended September 30, 2024:

For the four-quarter period ended September 30, 2024
Unaudited
€ in thousands
Loss for the period	(6,531)
Financing expenses, net	5,831
Taxes on income	(871)
Depreciation and amortization expenses	16,607
Share-based payments	119
Adjustment to revenues of the Talmei Yosef PV Plant due to calculation based on the fixed asset model	875
Adjustment to data relating to projects with a Commercial Operation Date during the four preceding quarters[13]	1,428
Adjusted EBITDA as defined the Series F Deed of Trust	17,458

[12]	The term “Adjusted EBITDA” is defined in the Series F Deed of Trust as earnings before financial expenses, net, taxes, depreciation and amortization, where the revenues from the Company’s operations, such as the Talmei Yosef PV Plant, are calculated based on the fixed asset model and not based on the financial asset model (IFRIC 12), and before share-based payments, when the data of assets or projects whose Commercial Operation Date (as such term is defined in the Series F Deed of Trust) occurred in the four quarters that preceded the relevant date will be calculated based on Annual Gross Up (as such term is defined in the Series F Deed of Trust). The Series F Deed of Trust provides that for purposes of the financial covenant, the Adjusted EBITDA will be calculated based on the four preceding quarters, in the aggregate. The Adjusted EBITDA is presented in this press release as part of the Company’s undertakings towards the holders of its Series F Debentures. For a general discussion of the use of non-IFRS measures, such as EBITDA and Adjusted EBITDA see above under “Use of Non-IFRS Financial Measures.”

[13]	The adjustment is based on the results of solar plants in Italy that were connected to the grid and commenced delivery of electricity to the grid during the nine months ended September 30, 2024. As these solar plants have not reached PAC (Preliminary Acceptance Certificate) as of September 30, 2024, the Company recorded revenues and only direct expenses in connection with these solar plants. However, for the sake of caution, the Company included the expected fixed expenses in connection with these solar plants in the calculation of the adjustment.